

November 21, 2013

<u>Via E-mail</u>
Mr. James F. Shaw
Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, MN 55431

> **Re: Donaldson Company, Inc.**
> **Form 10-K**
> **Filed September 27, 2013**
> **File No. 1-7891**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended July 31, 2013</u>

<u>Management's Discussion and Analysis, page 11</u>

<u>Results of Operations, page 11</u>

1. Multiple factors impacting the results of operations are cited throughout the discussion and analysis, including and in particular on page 13. To the extent practicable, revise future filings to quantify the impact of each identified factor when multiple factors are identified as impacting the results of operations. For example, you state on page 13 that the percentage earnings increase in earnings before income taxes was driven by "benefits from the Company's ongoing Continuous Improvement initiatives and a higher percentage of sales coming from replacement filters, partially offset by increased incremental expenses related to the Company's Strategic Business Systems project (which is the Company's multi-year implementation of a global enterprise resource

planning system), higher pension and insurance costs, and lower fixed cost absorption as a result of lower production volumes (primarily in the first half of the year)." On pages 14-15, you describe the sales of the product groups, which changes for each group are attributable to more than one factor. However, you do not disclose the impact of the factors contributing to these changes. Refer to Item 303(A)(3) of Regulation S-K and Section 501.04 of the FRC for guidance.

2. We note that your single largest customer, Caterpillar Inc., has cut its fiscal guidance three times in the past year and cites a significant drop in orders for new mining equipment as the primary reason for its lowered guidance. In future filings, please discuss how Caterpillar Inc.'s lowered fiscal guidance will materially impact net sales for your business segments. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release no. 33-6835.

Note K Income Taxes, page 51

3. Based on your disclosure on page 52 it does not appear that you repatriated any foreign earnings during fiscal 2013, though we note the relatively small impact therefrom in the tax rate reconciliation on page 51. However, you indicated that you repatriated $80 million at year end in the CFO's prepared remarks of the earnings call transcript. Please clarify or reconcile.

Note L Segment Reporting, page 53

4. You disclose that the reportable segments account for receivables on a net basis and account for inventory on a standard cost basis, which is different from those described in the summary of significant accounting policies. You further state on page 54 that segment allocated assets are primarily accounts receivable, inventories, property, plant and equipment and goodwill. Given this disclosure, it is unclear to us why or how these differences exist. Please explain. Please describe the "net basis" reportable segment accounting policy and explain how it differs from the policy on page 34. Please quantify how these differences are reflected in the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3246, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief